82-4214

04045029

SUPPL

RECEIVED
2004 SEP 23 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Man Group plc
31 August 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 30 August 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$20.78, down 0.67% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

dw 9/28

Man Group plc
2 September 2004

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 August 2004, the Net Asset Value of Athena Guaranteed Futures Ltd was US$66.63, up 1.35% from the previous month.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
7 September 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 6 September 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$20.50 down 1.35% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

10 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 9 September 2004 it purchased for cancellation 100,000 of its ordinary shares at a price of 1364.83 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

13 September 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 10 September 2004 it purchased for cancellation 50,000 of its ordinary shares at a price of 1354.93 pence per ordinary share.

Contact:

Peter Clarke Man Group plc 020 7144 1000

Man Group plc
14 September 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 13 September 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$20.57 up 0.34% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder		Account Designation	Holding
Bank of Ireland			50,178
Barclays Capital Nominees Limited			140,326
Barclays Trust Co As Exec/Adm			28
Barclays Trust Co E99			50
BNP Paribas			20,811
Chase Nominees Ltd		16376	169,647
Chase Nominees Ltd		20947	5,135,141
Chase Nominees Ltd		21359	152,874
CIBC Mellon Global Securities			18,007
Clydesdale Nominees	HGB0125	323364	514
Clydesdale Nominees	HGB0125	323372	1,315
Clydesdale Nominees	HGB0125	323496	900
Clydesdale Nominees	HGB0125	324018	221
Clydesdale Nominees	HGB0125	324085	374
Clydesdale Nominees	HGB0125	324492	2,666

Clydesdale Nominees	HGB0125	486590	4,177
Clydesdale Nominees	HGB0125	497036	205
Clydesdale Nominees	HGB0125	593965	306
Clydesdale Nominees	HGB0125	594198	202
Clydesdale Nominees	HGB0125	595712	238
Clydesdale Nominees	HGB0125	595801	428
Clydesdale Nominees	HGB0125	595968	237
Clydesdale Nominees	HGB0125	596123	387
Clydesdale Nominees	HGB0125	596980	862
Clydesdale Nominees	HGB0125	597103	219
Clydesdale Nominees	HGB0125	597324	707
Clydesdale Nominees	HGB0125	597332	211
Clydesdale Nominees	HGB0125	597375	702
Clydesdale Nominees	HGB0125	597383	903
Clydesdale Nominees	HGB0125	597448	685
Clydesdale Nominees	HGB0125	597537	239
Clydesdale Nominees	HGB0125	597758	470
Clydesdale Nominees	HGB0125	645442	635
Clydesdale Nominees	HGB0125	651361	245
Clydesdale Nominees	HGB0125	668604	213
Clydesdale Nominees	HGB0125	678693	427
Clydesdale Nominees	HGB0125	679401	3,257
Clydesdale Nominees	HGB0125	691088	375
Clydesdale Nominees	HGB0125	692386	1,070
Clydesdale Nominees	HGB0125	693030	680
Clydesdale Nominees	HGB0125	693404	400
Clydesdale Nominees	HGB0125	693900	490
Clydesdale Nominees	HGB0125	694028	219
Clydesdale Nominees	HGB0125	694222	309
Clydesdale Nominees	HGB0125	694516	415

Clydesdale Nominees	HGB0125	697329	2,143
Clydesdale Nominees	HGB0125	697388	242
Clydesdale Nominees	HGB0125	697418	450
Clydesdale Nominees	HGB0125	697434	2,500
Clydesdale Nominees	HGB0125	697663	2,650
Clydesdale Nominees	HGB0125	697698	360
Clydesdale Nominees	HGB0125	697701	189
Clydesdale Nominees	HGB0125	702950	259
Clydesdale Nominees	HGB0125	703140	237
Clydesdale Nominees	HGB0125	703310	350
Clydesdale Nominees	HGB0125	703353	490
Clydesdale Nominees	HGB0125	703396	313
Clydesdale Nominees	HGB0125	703876	230
Clydesdale Nominees	HGB0125	703884	321
Clydesdale Nominees	HGB0125	703914	192
Clydesdale Nominees	HGB0125	704007	215
Clydesdale Nominees	HGB0125	807507	1,403
Clydesdale Nominees	HGB0125	807663	311
Clydesdale Nominees	HGB0125	866805	459
Clydesdale Nominees	HGB0125	870357	945
Clydesdale Nominees	HGB0125	886083	278
Clydesdale Nominees	HGB0125	887365	312
Clydesdale Nominees	HGB0125	1200106	1,800
Clydesdale Nominees	HGB0125	3000000	303
Clydesdale Nominees	HGB0125	3000441	180
Clydesdale Nominees	HGB0125	3100012	239
Clydesdale Nominees	HGB0125	3100071	635
Clydesdale Nominees	HGB0125	3100241	250
Clydesdale Nominees	HGB0125	3100420	385
Clydesdale Nominees	HGB0125	3100926	846

Clydesdale Nominees	HGB0125	3101086	784
Clydesdale Nominees	HGB0125	3101175	200
Clydesdale Nominees	HGB0125	3101280	409
Clydesdale Nominees	HGB0125	3101868	283
Clydesdale Nominees	HGB0125	3101876	499
Clydesdale Nominees	HGB0125	3102058	244
Clydesdale Nominees	HGB0125	3102317	244
Clydesdale Nominees	HGB0125	3102546	498
Clydesdale Nominees	HGB0125	3102660	223
Clydesdale Nominees	HGB0125	3103119	344
Clydesdale Nominees	HGB0125	3105510	262
Clydesdale Nominees	HGB0125	3105600	382
Clydesdale Nominees	HGB0125	3105820	225
Clydesdale Nominees	HGB0125	7000093	343
Clydesdale Nominees	HGB0125	7000662	311
Clydesdale Nominees	HGB0125	7000697	2,084
Clydesdale Nominees	HGB0125	7000832	223
Clydesdale Nominees	HGB0125	7001065	276
Clydesdale Nominees	HGB0225	222649	226
Clydesdale Nominees	HGB0225	484015	547
Clydesdale Nominees	HGB0225	595798	450
Clydesdale Nominees	HGB0225	597278	4,500
Clydesdale Nominees	HGB0225	597758	342
Clydesdale Nominees	HGB0225	673551	200
Clydesdale Nominees	HGB0225	701601	571
Clydesdale Nominees	HGB0225	703213	228
Clydesdale Nominees	HGB0225	703825	289
Clydesdale Nominees	HGB0225	703833	1,264
Clydesdale Nominees	HGB0225	870934	1,195
Clydesdale Nominees	HGB0225	878188	290

Clydesdale Nominees	HGB0325	486590	325
Clydesdale Nominees	HGB0325	703094	251
Clydesdale Nominees	HGB0325	870934	392
Clydesdale Nominees	HGB1025	837619	1,967
Investors Bank And Trust Co.			344,004
Investors Bank And Trust Co.			7,731
Investors Bank And Trust Co.			3,288
Investors Bank And Trust Co.			49,601
Investors Bank And Trust Co.			65,262
Investors Bank And Trust Co.			401,304
Investors Bank And Trust Co.			309,595
Investors Bank And Trust Co.			153,292
Investors Bank And Trust Co.			1,880
Investors Bank And Trust Co.			8,152
Investors Bank And Trust Co.			3,507
Investors Bank And Trust Co.			5,535
Investors Bank And Trust Co.			134,870
Investors Bank And Trust Co.			1,328,042
Investors Bank And Trust Co.			1,047,832
Investors Bank And Trust Co.			66,658
Investors Bank And Trust Co.			3,230
JP Morgan (BGI Custody)		16331	76,732
JP Morgan (BGI Custody)		16338	19,971
JP Morgan (BGI Custody)		16341	206,872
JP Morgan (BGI Custody)		16341	157,641
JP Morgan (BGI Custody)		16342	37,583
JP Morgan (BGI Custody)		16344	45,781
JP Morgan (BGI Custody)		16345	80,274
JP Morgan (BGI Custody)		16400	2,806,934
JP Morgan (BGI Custody)		17011	4,987

JP Morgan (BGI Custody)	18409	160,781
JPMorgan Chase Bank		8,410
JPMorgan Chase Bank		11,827
JPMorgan Chase Bank		2,954
JPMorgan Chase Bank		21,937
JPMorgan Chase Bank		21,660
JPMorgan Chase Bank		134,687
JPMorgan Chase Bank		33,471
JPMorgan Chase Bank		12,562
JPMorgan Chase Bank		7,748
JPMorgan Chase Bank		30,008
JPMorgan Chase Bank		5,725
JPMorgan Chase Bank		2,461
JPMorgan Chase Bank		33,958
JPMorgan Chase Bank		2,743
JPMorgan Chase Bank		90,135
JPMorgan Chase Bank		20,167
JPMorgan Chase Bank		92,614
JPMorgan Chase Bank		144,087
JPMorgan Chase Bank		139,695
JPMorgan Chase Bank		71,430
JPMorgan Chase Bank		42,551
JPMorgan Chase Bank		85,711
Master Trust Bank		17,009
Mellon Trust - Boston & SF		46,104
Mellon Trust Of New England		100,337
Mitsubishi Trust International		1,647
Mitsubishi Trust International		12,509
Northern Trust Bank - BGI Sepa		14,631
Northern Trust Bank - BGI Sepa		61,787

Northern Trust Bank - BGI Sepa		89,085
R C Greig Nominees Limited a/c	BL1	8,200
R C Greig Nominees Limited a/c	CM1	2,685
R C Greig Nominees Limited GP1	GP1	16,268
R C Greig Nominees Limited SA1	SA1	14,476
State Street		5,839
State Street		4,498
State Street Boston		263,945
State Street Boston		23,893
Sumitomo TB		6,419
Swan Nominees Limited		1,580
Zeban Nominees Limited		478,150
Total		**15,470,265**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

15 September 2004

12. Total holding following this notification

15,470,265

13. Total percentage holding of issued class following this notification

4.99%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

15 September 2004